Exhibit 99.3

Voluntary Disclosure to the Korea Exchange

I. Title

Execution of business integration agreement, etc.

II. Details

LINE Corporation, a Japanese corporation (“LINE”) and a consolidated subsidiary of NAVER Corporation, a Korean corporation (“NAVER”), and Z Holdings Corporation, a Japanese corporation (“ZHD”) and a consolidated subsidiary of SoftBank Corp., a Japanese corporation (“SoftBank,” and together with NAVER, LINE and ZHD, the “Parties”) desire to proceed with a business integration of LINE and ZHD (the “Business Integration”), in order to efficiently respond to fierce competition in both Japanese and global markets, aiming at growth in areas of AI, commerce, fintech, advertising, O2O, among others, while seeking synergistic effects in each area of business.

For the Business Integration, the Parties plan to (i) make LINE a joint venture company, wholly-owned by NAVER and its Japanese subsidiary (“NAVER Subsidiary”) (together with NAVER, “NAVER Etc.”) and SoftBank (LINE as such joint venture company, the “JV Company”), which in turn will hold a majority of voting rights in ZHD, a listed Japanese company, and (ii) transfer all of the current businesses of LINE to a separate company under ZHD.

To this end, on November 18, 2019, the Parties executed a memorandum of understanding, etc. (the “MOUs”), pursuant to which the Parties executed a business integration agreement; NAVER and SoftBank executed a transaction agreement and a joint venture agreement; and LINE and ZHD executed a capital alliance agreement, each as of December 23, 2019 (collectively, the “Agreements”).

The following is a summary of the Business Integration:

- Following -

1. Structure of the Business Integration

1)

NAVER Subsidiary (the entity conducting the tender offer has not yet been determined) and SoftBank shall jointly make a tender offer (the “LINE TOB”) to acquire all of the common shares, American Depositary Shares (each representing one common share), share options and bonds with share options of LINE, other than those already held by NAVER or LINE (collectively, the “LINE Shares Etc.”).

2)	After the LINE TOB, a squeeze-out (the “LINE Squeeze-out”) shall be conducted through a reverse stock split or other means such that LINE will be the JV Company, in order to take LINE private.

3)

The ZHD shares held indirectly by SoftBank through a wholly owned subsidiary (“SoftBank SPC”) shall be transferred to the JV Company, by making a tender offer for common shares of ZHD with the JV Company as the tender offeror (the “ZHD Transfer”).

4)	An absorption merger (the “Absorption Merger”) shall be conducted with the JV Company as the surviving company and the Softbank SPC as the merged company.

5)

Immediately after the Absorption Merger, SoftBank shall transfer part of its shares in the JV Company to NAVER Etc. such that NAVER Etc. and SoftBank will have voting rights in LINE at a ratio of 50:50 (the “Shareholding Adjustment”).

6)

The JV Company shall conduct an absorption-type company split in which its wholly owned subsidiary that will be newly established (“LINE OpCo”) will succeed to all of the businesses of the JV Company, after which a share exchange will be conducted, in which ZHD will be the wholly owning parent company and LINE OpCo will be a wholly owned subsidiary, and the purchase consideration shall be the ZHD shares. All of the businesses operated by LINE will be transferred to ZHD, and further steps will then be taken to convert ZHD into an integration holding company (the “LINE Business Transfer”).

The above transactions are conditioned upon the satisfaction of conditions precedent stipulated in the Agreements to be executed, including the receipt of all governmental approvals required under competitions laws, foreign exchange laws and other applicable laws. The specific order and steps described above may change subject to consultation among and agreement of all Parties.

2. Key Conditions of the LINE TOB

In accordance with the Agreements, NAVER Etc. and SoftBank will conduct the LINE TOB in order to acquire all of the LINE Shares Etc., conditioned upon the satisfaction of conditions precedent stipulated in the Agreements, including the receipt of all governmental approvals required under competitions laws, foreign exchange laws and other applicable laws.

Key conditions of the LINE TOB are as set forth below:

1.	Tender offeror: NAVER Etc. and SoftBank

2.	Subject shares: LINE Shares Etc.

3.	Proposed tender offer prices:

a.	5,380 yen per common share

b.	5,380 yen per American Depositary Share

c.	1 yen per share option

d.	7,203,820 yen per par value of 10,000,000 yen of LINE’s 2023-year bond with share option

e.	7,155,400 yen per par value of 10,000,000 yen of LINE’s 2025-year bond with share option

4.	Number of shares to be purchased: No threshold or ceiling

5.

Commencement date: Date separately agreed upon between NAVER and SoftBank after satisfaction of the conditions stipulated in the Agreements, including completion of procedures required by applicable laws

6.	Tender offer period: period separately agreed upon between NAVER and SoftBank which ranges from 30 business days to 60 business days

7.	Purchase Allocation: NAVER Etc. and SoftBank will purchase each class of the LINE Shares Etc. at a ratio of 50:50.

8.	Payment commencement date: Immediately after closing of tender offer

9.

Withdrawal: NAVER and SoftBank may agree to withdraw, or change the conditions of, the LINE TOB to the extent permitted by law through prior discussions with LINE if the withdrawal conditions designated in the relevant application for tender offer are met.

If the NAVER Subsidiary conducting LINE TOB is determined and NAVER Subsidiary decides to conduct the LINE TOB, a separate disclosure will be made.

3. Follow-up Steps

The Parties will take follow-up steps according to the terms and conditions of the Agreements and, in a timely manner, disclose any information relating to matters required to be provided to investors.

III. Date of Decision

December 23, 2019

IV. Other Important Matters Relating to an Investment Decision

Unlike the non-binding MOUs disclosed on November 18, 2019, the Agreements are definitive agreements which are legally binding.

The language of the Agreements is Japanese. The Agreements shall be governed by the laws of Japan. Tokyo District Court shall have exclusive jurisdiction for the first instance over any disputes that arise between the Parties in connection with the Agreements.

The above disclosure language contains Japanese legal terms.